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Ramses Erdtmann
Vice President of Finance
408-215-3325

Pharmacyclics files Registration Statement for Rights Offering

SUNNYVALE, Calif., June 1, 2009 Pharmacyclics, Inc. (NASDAQ: PCYC) today announced that it filed a registration statement on Form S-3 with the Securities and Exchange Commission (the "SEC") for a rights offering to its existing stockholders. The rights offering will be made through the distribution of non-transferable subscription rights to purchase shares of the Company's common stock, par value $0.0001 per share, at a subscription price to be determined. Assuming the rights offering is fully subscribed, the Company will receive gross proceeds of approximately $24 million, less expenses of the rights offering. The Company filed this rights offering to raise equity capital in a cost-effective manner that gives all of Pharmacyclics' stockholders the opportunity to participate. The net proceeds will be used for general working capital purposes, including the repayment of certain indebtedness of Pharmacyclics under an existing promissory note in favor of Robert W. Duggan, our Chairman of the Board and Chief Executive Officer, and the beneficial owner of approximately 27% of Pharmacyclics' outstanding common stock.

The reason the company decided to raise up to $24 million in this offering was to ensure that in the event other shareholders chose not to exercise their rights, Mr. Duggan would still be able to participate up to his proportionate 27% interest and provide Pharmacyclics with sufficient capital to satisfy the $6.4 million note payable to Mr. Duggan. Accordingly, the proceeds from the rights offering will fully repay all existing indebtedness of the company.

The rights offering includes an oversubscription privilege which permits each rights holder that exercises its rights in full to purchase additional shares of common stock that remain unsubscribed at the expiration of the offering. This oversubscription privilege is subject to (i) the availability and allocation of shares among holders exercising this oversubscription privilege and (ii) a maximum number of shares for which stockholders can oversubscribe without endangering the availability of the Company's net operating loss carry forwards under Section 382 of the Internal Revenue Code (the "NOLs"), in each case as further described in the rights offering documents.

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. The rights will be issued to all shareholders as of a record date which has yet to be determined. The exercise price of the shares also has yet to be determined. We will provide notice of the record date and exercise price in the future at such time as it is determined. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

About Pharmacyclics

Pharmacyclics® is a clinical-stage biopharmaceutical company focused on developing and commercializing innovative small-molecule drugs for the treatment of immune mediated disease and cancer. The purpose of the company is to create a profitable business by generating income from products it develops, licenses and commercializes, either with one or several potential partners or alone as may best forward the economic interest of its stakeholders. The company endeavors to create novel, patentable, differentiated products that have the potential to significantly improve the standard of care in the markets it serves. Presently, Pharmacyclics has four product candidates in clinical development and two product candidates in pre-clinical development. It is Pharmacyclics' business strategy to establish collaborations with large pharmaceutical and biotechnology companies for the purpose of generating present and future income in exchange for adding to their product pipelines. Pharmacyclics strives to generate collaborations that allow it to retain valuable territorial rights and simultaneously fast forward the clinical development and commercialization of its products. The Company is headquartered in Sunnyvale, California and is listed on NASDAQ under the symbol PCYC. To learn more about how Pharmacyclics advances science to improve human healthcare visit us at http://www.pharmacyclics.com.

NOTE: This announcement may contain forward-looking statements made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding our expectations and beliefs regarding our future results or performance. Because these statements apply to future events, they are subject to risks and uncertainties. When used in this announcement, the words "anticipate", "believe", "estimate", "expect", "expectation", "should", "would", "project", "plan", "predict", "intend" and similar expressions are intended to identify such forward-looking statements. Our actual results could differ materially from those projected in the forward-looking statements. Additionally, you should not consider past results to be an indication of our future performance. For a discussion of the risk factors and other factors that may affect our results, please see the Risk Factors section of our filings with the Securities and Exchange Commission, including our annual report on Form 10-K and quarterly reports on Form 10-Q. We do not intend to update any of the forward-looking statements after the date of this announcement to conform these statements to actual results, to changes in management's expectations or otherwise, except as may be required by law.

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